SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934




                         Western National Corporation
                               (Name of Issuer)

                              Common Stock
                        (Title of Class of Securities)

                                   958845109
                                (CUSIP Number)

      Peter V. Tuters, Senior Vice President and Chief Investment Officer American General Corporation, 2929 Allen Parkway, Houston TX 77019
                                (713) 522-1111
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 2, 1994
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement       X
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)






                        (Continued on following pages)

                            Page 1 of    8   Pages

              13D  CUSIP No.  958845109          Page   2    of    8   Pages


   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AMERICAN GENERAL CORPORATION
       IRS #74-0483432
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)

   3   SEC USE ONLY



   4   SOURCE OF FUNDS

       WC, OO
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	      PURSUANT TO ITEMS 2(d) or 2(e)


   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

   NUMBER OF      7    SOLE VOTING POWER

     SHARES            0

  BENEFICIALLY    8    SHARED VOTING POWER

    OWNED BY           24,947,500

      EACH        9    SOLE DISPOSITIVE POWER

   REPORTING           0

     PERSON
                 10    SHARED DISPOSITIVE POWER
      WITH
                       24,947,500

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,947,500
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  X



  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40%
  14   TYPE OF REPORTING PERSON

       HC, CO




  13D  CUSIP No.  958845109                      Page   3    of    8   Pages


   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AGC LIFE INSURANCE COMPANY
       IRS #76-0030921
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a)
       (b)

   3   SEC USE ONLY



   4   SOURCE OF FUNDS

       WC, OO
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Missouri

   NUMBER OF      7    SOLE VOTING POWER

     SHARES            0

  BENEFICIALLY    8    SHARED VOTING POWER

    OWNED BY           24,947,500

      EACH        9    SOLE DISPOSITIVE POWER

   REPORTING           0

     PERSON
                 10    SHARED DISPOSITIVE POWER
      WITH
                       24,947,500

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,947,500
  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   X



  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       40%
  14   TYPE OF REPORTING PERSON

       IC






                                                         Page 4 of 8 Pages


Item 1.     Security and Issuer

            This statement relates to the Common Stock of Western National Corporation ("Western"), located at 5555 San Felipe Road, Suite 900, Houston, Texas 77056.

Item 2.     Identity and Background.

(a)-(c) American General Corporation ("American General"), located at 2929 Allen Parkway, Houston, Texas 77019, is a general business corporation incorporated in the State of Texas on February 26, 1980, and is the successor to American General Insurance Company, a Texas fire and casualty insurer incorporated in 1926.

            AGC Life Insurance Company ("AGC Life"), located at American General Center, Nashville, Tennessee, 37250, is an insurance company incorporated in the State of Missouri on September 1, 1982.

            A list of the executive officers and directors of American General is attached hereto as Exhibit 1 in response to Item 2 (a)-(c). A list of the executive officers and directors of AGC Life is attached hereto as Exhibit 2 in response to Item 2 (a)-(c).

(d)-(e) Neither American General or AGC Life or, to the best knowledge of American General or AGC Life, any of the executive officers or directors of American General or AGC Life have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the executive officers and directors of American General is a citizen of the United States of America, with the exception of the Senior Vice President and Chief Investment Officer who is a citizen of Canada.

            Each of the executive officers and directors of AGC Life is a citizen of the United States of America, with the exception of the Vice President and Chief Investment Officer who is a citizen of Canada.

Item 3.     Source and Amount of Funds or Other Consideration

           (1)   The acquisition consideration to be  paid by AGC Life at the closing of the proposed acquisition of 24,947,500 shares or 40% of
           Western's issued and outstanding common stock is $264,422,500 cash






                                                            Page 5 of 8 Pages


            (or $11.00 per share). The source of the cash consideration for AGC Life would be: (i) a $65 million cash contribution from American General; (ii) $133.5 million of cash dividends to be received by AGC Life on or after December 15, 1994 from its subsidiaries American General Life and Accident Insurance Company, Gulf Life Insurance Company and American General Life Insurance Company; and (iii) subject to the approval of the Missouri Department of Insurance, a loan for the remaining $75,922,500 from American General pursuant to the American General Corporation Liquidity Program.

            (2) The nature (cash) and amount ($11.00 per share or, in the aggregate, $274,422,500) of the consideration were arrived at through arms' length negotiations.

Item 4.     Purpose of Transaction

            American General and AGC Life intend to acquire the common stock for investment and not with the purpose nor with the effect of changing or influencing the control of Western, nor in connection with or as a participant in any transaction having such purpose or effect. American General and Western executed a Shareholder's Agreement dated December 2, 1994 (see Item 7., Exhibit 4) which is a four-year agreement that, among other things, limits American General's and AGC Life's ability to take certain actions which could influence control of Western, provides for American General and AGC Life to either vote its shares in the election of directors pro rata with the votes cast by other holders, or vote for the slate of directors nominated by Western's board; limits the form of share dispositions by American General and AGC Life; and limits additional purchases of shares by American General and AGC Life to not more than 20% per year, with a total position limit of 79%. American General and AGC Life also have been granted certain registration rights with respect to the common stock and have the optional right to name two directors to the Western board.

Item 5.     Interest in Securities of the Issuer

(a) American General may be deemed to beneficially own, through its wholly owned subsidiary, AGC Life, 24,947,500 shares or 40% of Western's issued and outstanding common stock, upon completion of the proposed acquisition contemplated by the execution of the Stock Purchase Agreement dated December 2, 1994 between American General and Conseco Investment Holding Company (see Item 7.,
            Exhibit 3) and the execution of the Shareholder's Agreement dated December 2, 1994 between American General and Western (see Item 7., Exhibit 4). Pursuant to the Stock Purchase Agreement, such proposed acquisition may be terminated by either party if the closing shall not have occurred by January 31, 1995.

                                                             Page 6 of 8 Pages


            A poll of the executive officers and directors of American General and AGC Life indicates that, with the exception of Mr. Robert M. Devlin (executive officer and director of American General) and Mr. Brady F. Carruth (director of American General), none of them owns any of Western's common stock. Mr. Devlin has advised American General that he beneficially owns directly an aggregate of 10,000 shares or approximately .0002% of the 62,300,000 issued and outstanding shares of Western's common. Mr. Carruth has advised American General that he beneficially owns 1,000 shares or approximately .00002% of the 62,300,000 issued and outstanding shares of Western's common stock.

(b) Upon completion of the acquisition, American General and AGC Life may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the securities reported herein, subject to the terms of the Shareholder's Agreement (see Item 7., Exhibit 4). American General and AGC Life know of no other person who will have the power to vote or to direct the vote and to dispose or to direct the disposition of the securities reported herein.

            Mr. Devlin and Mr. Carruth have advised American General that they have the sole power to vote or to direct the vote and to dispose or to direct the disposition of their respective shares reported in Item 5(a) above.

(c) Upon completion of the acquisition, American General's wholly owned subsidiary AGC Life will own 24,947,500 shares of Western's common stock pursuant to the terms of the Stock Purchase Agreement dated December 2, 1994.

(d) American General and AGC Life know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities reported herein.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer

            Stock Purchase Agreement dated December 2, 1994 between American General Corporation and Conseco Investment Holding Company (see
            Item 7., Exhibit 3).  See response to Item 4.

            Shareholder's Agreement dated December 2, 1994 between Western National Corporation and American General Corporation (see Item 7., Exhibit 4). See response to Item 4.

                                                             Page 7 of 8 Pages


Item 7.     Material to be Filed as Exhibits

            Exhibit 1 Executive Officer and Director List for American General in response to Item 2(a)-(c).

            Exhibit 2 Executive Officer and Director List for AGC Life in response to Item 2 (a)-(c).

            Exhibit 3 Stock Purchase Agreement dated December 2, 1994 between American General Corporation and Conseco Investment Holding Company in response to Item 5(a) and Item 6.

            Exhibit 4 Shareholder's Agreement dated December 2, 1994 between Western National Corporation and American General Corporation in response to Item 5(a) and Item 6.

                                                             Page 8 of 8 Pages



                                   SIGNATURE




      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              AMERICAN  GENERAL  CORPORATION,  on   behalf  of
                              American General Corporation and its wholly-owned subsidiary AGC Life Insurance Company




Date:  December 12, 1994      BY:   /s/ PETER V. TUTERS

                              Peter V. Tuters
                              Senior  Vice  President  and
		                            Chief  Investment Officer